# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Garden Stage Limited, CIK 0001954269
CUSIP: G3730L107
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 30th Floor, China Insurance Group Buildi, 141 Des Voeux Road Central, Central, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 07/25/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002066973

## Reporting persons
- Hexstone Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; sole voting power 0; shared voting power 7,110,764; sole dispositive power 0; shared dispositive power 7,110,764; aggregate amount beneficially owned 7,110,764 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Statement on Schedule 13G (this ''Schedule 13G''), such shares and percentage (i) are based on 71,168,820 ordinary shares, par value $0.0001 per share, of the issuer (the ''Ordinary Shares'') outstanding following the closing of the offering (''Offering'') disclosed in the issuer's prospectus supplement, dated July 24, 2025, to the registration statement on Form F-3, as amended (File No. 333-283618), declared effective by the U.S Securities and Exchange Commission on March 10, 2025 (the ''Prospectus Supplement'') (which number assumes no exercise of pre-funded ordinary share purchase warrants issued in connection with the Offering (the ''Pre-Funded Warrants'')) and (ii) give no effect to the exercise of any Pre-Funded Warrants directly held by the reporting person, which are subject to a 9.99% beneficial ownership limitation provision (the ''Blocker'').
- Brendan O'Neil: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 7,110,764; sole dispositive power 0; shared dispositive power 7,110,764; aggregate amount beneficially owned 7,110,764 (9.9% of the class)
  Comment: As more fully described in Item 4 of this Schedule 13G, such shares and percentage (i) are based on 71,168,820 Ordinary Shares outstanding upon the closing of the Offering, as disclosed in the Prospectus Supplement (assuming no exercise of the Pre-Funded Warrants) and (ii) give no effect to the exercise of any Pre-Funded Warrants indirectly held by the reporting person, which are subject to a Blocker.

## Item 1. Issuer
Name of issuer: Garden Stage Limited
Address of issuer's principal executive offices: 30th Floor, China Insurance Group Building, 141 Des Voeux Road Central, Central, Hong Kong

## Item 2. Person Filing
Name of person filing:
(i) Hexstone Capital LLC, a Nevada limited liability company ("Hexstone"); and

(ii) Brendan O'Neil ("Mr. O'Neil").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 3053 Fillmore St, Suite 303, San Francisco, CA 94123.
Citizenship: Hexstone is a limited liability company organized under the laws of the State of Nevada. Mr. O'Neil is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The share amounts and ownership percentages reported (i) are based on 71,168,820 Ordinary Shares outstanding upon the closing of the Offering, as disclosed in the Prospectus Supplement (which number assumes no exercise of the Pre-Funded Warrants) and (ii) give no effect to the exercise of any Pre-Funded Warrants held by Hexstone, which are subject to a Blocker.

Hexstone holds 7,110,764 Ordinary Shares and Pre-Funded Warrants exercisable for up to 570,505 Ordinary Shares, none of which are deemed beneficially owned by Hexstone as a result of triggering the Blocker in the Pre-Funded Warrants, which prohibits Hexstone from exercising the Pre-Funded Warrants for Ordinary Shares if, as a result of such exercise, the holder thereof, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of Ordinary Shares then issued and outstanding immediately after giving effect to any such exercise.

Consequently, Hexstone is the beneficial owner of 7,110,764 Ordinary Shares (the "Shares"). Hexstone has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its managing member, Mr. O'Neil. Mr. O'Neil does not directly own the Shares. By reason of the provisions of Rule 13d-3 of the Act, Mr. O'Neil may be deemed to beneficially own the Shares which are beneficially owned by Hexstone.
Percent of class: 9.9 %
Sole power to vote or to direct the vote:
(A) Hexstone: 0.00

(B) Mr. O'Neil: 0.00
Shared power to vote or to direct the vote:
(A) Hexstone: 7,110,764.00

(B) Mr. O'Neil: 7,110,764.00
Sole power to dispose or to direct the disposition:
(A) Hexstone: 0.00

(B) Mr. O'Neil: 0.00
Shared power to dispose or to direct the disposition:
(A) Hexstone: 7,110,764.00

(B) Mr. O'Neil: 7,110,764.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hexstone Capital LLC: /s/ Hexstone Capital LLC, Brendan O'Neil, Managing Member of Hexstone Capital LLC (07/30/2025)
- Brendan O'Neil: /s/ Brendan O'Neil, Brendan O'Neil (07/30/2025)
Comment: See Exhibit 1 filed herewith.